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Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

LEVEL 3 COMMUNICATIONS, INC.

	Fiscal Year Ended
	2004	2003	2002	2001	2000
Loss from Continuing Operations Before Taxes	$(452)	$(771)	$(981)	$(4,373)	$(1,456)
(Earnings) Losses of Equity Investees	—	(3)	(13)	(16)	284
Interest on Debt, Net of Capitalized Interest	485	567	560	646	282
Amortization of Capitalized Interest	68	68	68	68	19
Interest Expense Portion of Rental Expense	30	34	22	20	15

Earnings (Losses) Available for Fixed Charges	$131	$(105)	$(344)	$(3,655)	$(856)

Interest on Debt	$485	$567	$560	$703	$635
Preferred Dividends	—	—	—	—	—
Interest Expense Portion of Rental Expense	30	34	22	20	15

Total Fixed Charges	$515	$601	$582	$723	$650

Ratio of Earnings to Fixed Charges	—	—	—	—	—

Deficiency	$(384)	$(706)	$(926)	$(4,378)	$(1,506)

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  Exhibit 12